Exhibit 99.83

KPMG LLP 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal (Québec) H3A 0A3	Telephone Fax Internet	(514) 840-2100 (514) 840-2187 www.kpmg.ca

Consent of Independent Auditors

The Board of Directors

PyroGenesis Canada Inc.

We, KPMG LLP, consent to the use or our report dated June 15, 2020 included herein in the Registration Statement on Form 40-F of PyroGenesis Canada Inc., on the financial statements which comprise the statements of financial position as at December 31, 2019 and December 31, 2018, the statements of comprehensive loss, changes in shareholders’ (deficiency) equity and cash flows for the years then ended, and the notes to the financial statements, including a summary of significant accounting policies.

Our report contains an explanatory paragraph that states that PyroGenesis Canada Inc. has incurred losses and negative cash flows from operations, has an accumulated deficit and its operations are dependent upon obtaining additional financing, which casts substantial doubt about its ability to continue as a going concern.

Our report refers to a change to the accounting policy for leases.

/s/ KPMG LLP

February 2, 2021

Montréal, Canada